Okalla Corp.
Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8
PHONE: 1-403-537-9940

May 9, 2007

TSX Venture Exchange
10th Floor, 300-5th Avenue SW
Calgary, Alberta
T2P 3C4

Dear Sirs:

RE: **Stock Option Expirys/Cancellations**

The following options have been cancelled as the optionees are no longer affiliated with the Company:

Name	# of Shares	Price	Cancellation Date
Khalid Mohiuddin	1,500,000	$0.18	April 1, 2007
Scott Sjpindler	100,000	$0.18	February 23, 2007
Kellen White	20,000	$0.21	April 1, 2007
Kevin Willock	50,000	$0.18	April 1, 2007
Aaron Barrie	50,000	$0.18	April 1, 2007
David Graham	200,000	$0.18	April 1, 2007

The following options expired on March 8, 2007:

Name	# of Shares	Price	Expiry Date
Clyde Beattie	700,000	$0.10	March 8, 2007
Gregory Smith	700,000	$0.10	March 8, 2007
Barbara O'Neill	250,000	$0.10	March 8, 2007
Ian McAskile	200,000	$0.10	March 8, 2007

Yours truly,

OKALLA CORP.

B O'Neill

PER: BARBARA O'NEILL, SECRETARY

cc: Okalla-Options